EXHIBIT 99.1


                           FORMULA SYSTEMS (1985) LTD.


             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

         Notice is hereby given that the Extraordinary General Meeting of Shareholders (the "Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Sunday, November 12, 2006, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel, for the following purposes:


           (1) To approve the spin-off of the ordinary shares of Formula Vision Technologies (F.V.T.) Ltd. ("Vision"), an Israeli corporation traded on the Tel Aviv Stock Exchange, by way of a dividend to the Company's shareholders.


         The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

         Shareholders of record at the close of business on October 11, 2006, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

         Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person. Alternatively, shareholders of record on the share register of the Company and shareholders that hold their shares through a member of the Tel-Aviv Stock Exchange, may elect to vote their shares by written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

         Joint holders of Ordinary Shares should take note that, pursuant to
Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

                                        By Order of the Board of Directors,

October 5, 2006
Herzlia, Israel                         Dan Goldstein
                                        Chairman of the Board






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                           FORMULA SYSTEMS (1985) LTD.
                    3 Abba Eban Blvd., Herzlia, 46725, Israel
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                                 PROXY STATEMENT
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                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems
(1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Sunday, November 12, 2006, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel.

                             SOLICITATION OF PROXIES


         Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or, in the case of shareholders of record on the share register of the Company and shareholders that hold their shares through a member of the Tel-Aviv Stock Exchange, by a duly executed written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company no less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.


         Proxies are first being mailed to shareholders on or about October 15, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

         The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share. The Company had outstanding on September 30, 2006, 13,200,000 Ordinary Shares, which do not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 13,200,000 outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting. Only shareholders of record at the close of business on October 11, 2006, will be entitled to notice of, and to vote at the Meeting.

         Two or more Shareholders conferring in the aggregate twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.


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                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, to the best of the Company's knowledge, as of September 30, 2006, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.
                                            Shares Beneficially Owned
Name                                        Number            Percentage (1)
----                                        ---------         --------------
FIMGold Limited Partnership (2)             4,406,237         33.38%
Menora Mivtachim Holdings Ltd.(3)             678,596          5.13%
All directors and officers as a group       4,731,237         35.84%
(9 persons) (4)
--------------------------
(1) Percentages are based on 13,200,000 Ordinary Shares outstanding as of September 30, 2006, not including 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power.
(2) FIMGold Limited Partnership ("FIMGold") is owned in equal shares by Ildani Holdings Ltd., a wholly owned company of Dan Goldstein (the Chairman of the Board and Chief Executive Officer of the Company), and FIMI Opportunity Fund, L.P., which is managed by a company in which Messrs. Ishay Davidi and Yarom Oren serve as officers. On September 12, 2006, FIMGold entered into an agreement with Emblaze Ltd. in respect of the sale to Emblaze Ltd. of all the shares it holds in the Company. Subject to certain closing conditions, this transaction is expected to be consummated in November 2006.
(3) Based upon the information contained in a report filed with the Company by Menora with respect to the aggregate holdings of, among others, various of its affiliated provident funds, mutual funds, participating insurance and pension funds which are managed by Menora.
(4) Includes Dan Goldstein, who holds, through his wholly owned company, Ildani Holdings Ltd. ("Ildani"), a 50% interest in FIMGold Limited Partnership, which owns approximately 33.3% of the Company's outstanding shares. Dan Goldstein may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered into between Dan
        Goldstein, through Ildani, and FIMI Opportunity Fund, with respect to FIMGold Ltd., the general partner of FIMGold Limited Partnership. However, DanGoldstein disclaims beneficial ownership of one half of such shares. Ishai Davidi and Yarom Oren may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered into between Dan Goldstein, through Ildani, and FIMI Opportunity Fund, of which
        FIMI 2001 Ltd. is the Managing General Partner. Ishai Davidi serves as CEO and a Director and Yarom Oren serves as a Senior Partner of FIMI 2001 Ltd. However, Messrs. Davidi and Oren disclaim beneficial ownership of such shares except to the extent of their pecuniary interest in such shares.



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                        RESOLUTION PROPOSED FOR ADOPTION
                      AT THE EXTRAORDINARY GENERAL MEETING


                                     ITEM 1

  SPIN-OFF OF THE ORDINARY SHARES OF FORMULA VISION TECHNOLOGIES (F.V.T.) LTD.
               BY WAY OF A DIVIDEND TO THE COMPANY'S SHAREHOLDERS


         At the meeting, and upon the recommendation of the Company's Audit Committee and Board of Directors, the shareholders will be asked to approve the spin off of substantially all the ordinary shares of Formula Vision Technologies (F.V.T.) Ltd. ("Vision"), an Israeli corporation traded on the Tel Aviv Stock Exchange, held by the Company, by way of a dividend to Formula's shareholders. Formula holds 36,707,129 ordinary shares of Vision, which represent approximately 57% of the outstanding ordinary shares of Vision, of which no less than 36,696,000 will be distributed as a dividend to Formula's shareholders ("Vision Shares"). Based on 13,200,000 Ordinary Shares outstanding as of September 30, 2006, each shareholder of Formula will be entitled to 2.78 ordinary shares of Vision, for each Ordinary Share it holds.

         The Board of Directors of Formula is of the opinion, that it is favorable for both Formula and its shareholders, for the Vision Shares to be held directly by Formula's shareholders. Vision has yet to accomplish the financial results it anticipates, and planned dispositions of its portfolio companies have not been consummated as desired, facts that have had a negative effect on Vision's financial results and consequently on Formula's financial results. Following the distribution of the Vision Shares to Formula's shareholders ("Distribution"), Formula will no longer be required to consolidate the Vision financial results in its financial statements, and will therefore reduce the negative effect of such results on the financial statements of Formula.

         The Board of Directors is of the opinion that each shareholder of Formula should be granted the right to make separate independent decisions in respect of the Vision Shares and in respect of Formula's shares. Accordingly, each shareholder should be entitled, to determine if it wishes to hold the Vision Shares and the high risk investment portfolio they represent, and to hold Formula's shares, free of the risk factors included in the Vision Shares.

         In addition to the forgoing, Mr. Dan Goldstein the Chairman of the Board and Chief Executive Officer of the Company, and whom by virtue of his holdings in FIMGold Limited Partnership ("FIMGold"), is deemed a controlling shareholder of the Company, has notified the Company, that following consummation of the Distribution, either he or an entity with which he is affiliated, intends to make an offer to purchase, by way of a public tender offer, all the outstanding shares of Vision at such time, at a price per share that is no less than NIS 2.16 per share (reflecting for an accepting offeree, the sum of NIS 6.00 for each Formula Ordinary Share it holds).


         Formula does not intend to list the Vision ordinary shares on a United States securities exchange, obtain a quotation for such shares on the Nasdaq Global Market, or register such shares under the U.S. Securities Exchange Act of 1934. The Vision ordinary shares to be distributed to holders of Formula American Depositary Receipts (ADR's) will be released to Formula's depositary, The Bank of New York, net of Israeli withholding taxes. As contemplated by the agreement among The Bank of New York, Formula and the holders of Formula ADR'S, The Bank of New York, will sell the Vision ordinary shares on the Tel Aviv Stock Exchange through a custodian account in Israel, and distribute the cash proceeds of such sales (net of depositary fees) pro rata to the holders of Formula ADR's.

Formula Vision's Portfolio Companies

         Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group. For a brief description of Formula Vision's principal affiliated companies, please see Item 4 of the Company's Annual Report on Form 20-F for the year ended December 31, 2005.


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Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:


         "RESOLVED, that the distribution by Formula to its shareholders by way of a dividend in kind, of no less than 36,696,000 of the ordinary shares it holds in Formula Vision Technologies (F.V.T.) Ltd. as of the date of this resolution, be, and it hereby is, approved in all respects."


Required Vote

         As reported by the Company on September 12, 2006, FIMGold, a holder of approximately 33.38% of the Ordinary Shares of Formula, entered into an agreement with Emblaze Ltd. ("Emblaze") in respect of the sale to Emblaze of all the Ordinary Shares it holds in Formula (the "Emblaze Transaction"). According to FIMGold's report on form 13-D filed by FIMGold in connection with the Emblaze Transaction, the Emblaze Transaction includes reference to the declaration of the Distribution prior to its consummation.

         Since the Emblaze Transaction includes reference to the Distribution and FIMGold, which is deemed to be the Company's controlling shareholder, will hold approximately 43.3% of the ordinary shares of Vision following the proposed Distribution (FIMGold currently holds approximately 24.2% of the ordinary shares of Vision), FIMGold may be deemed to have a personal interest in such Distribution. In view of this, the Company's Audit Committee and Board of Directors have determined, that the Distribution will be subject to the approval of Formula's shareholders.

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof. In addition, for this proposal to be approved, either (i) the Ordinary Shares voting in favor of the matter must include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of Ordinary Shares voted against the matter must not exceed 1% of the outstanding Ordinary Shares.

         All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

         The Board of Directors recommends a vote FOR the approval of the distribution of Dividend.





                                    By Order of the Board of Directors,

                                    Dan Goldstein
                                    Chairman of the Board
Dated: October 5, 2006